Exhibit 99.1

GMEX Robotics Shareholder Letter: Powering the Next Generation of Intelligent Machines

SYDNEY, Australia MAY 28, 2026 - GMEX Robotics Corporation (NASDAQ: GMEX) (“GMEX Robotics” or the “Company”), a developer of AI-powered robotic technologies, provides the below Letter to Shareholders:

To our valued shareholders,

As we move through 2026, I want to reaffirm that GMEX Robotics is on track and executing against a clear and differentiated strategy. We are building something far more significant than a traditional robotics company.

GMEX is developing the “Terminal and Brain” operating ecosystem for embodied intelligence, a closed-loop system that connects the physical world of robotics with the digital world of artificial intelligence. In this model, robotics hardware serves as the entry point and data carrier, while our AI aggregation platform functions as the unified intelligence layer. Ultimately, we are building the core system that enables those machines to operate, learn, and evolve, which we believe will become the operating system for the future of embodied intelligence.

Our transformation from precision fitness hardware to intelligent systems is well underway. Built on decades of expertise in biomechanics and motion systems across the fitness sector, we have expanded into robotics and are now advancing toward fully integrated AI-driven platforms capable of operating in dynamic real-world environments. The fitness sector remains an important part of our strategy, contributing revenue, infrastructure, and valuable real-world data that informs our robotics development.

We are executing against a defined near-term roadmap. GMEX continues evaluating different Merge and Acquisition opportunities which shall provide synergetic and accretive value to the company and our shareholders. GMEX is currently in discussion with acquisition targets which include AI-powered aggregated platforms and robotics companies which is aligned with our corporate strategy:

●	Release of new robotics technology in late June 2026;
●	First acquisition is anticipated to be entered into agreement by end of the third quarter of 2026;
●	In mid-July 2026, we plan to launch the beta version of an exciting technology that serves as the brain of the robotic and provide access to both commercial and individual users;
●	Acquisition expected to close in mid-July 2026;
●	A broader market trial of the technology is targeted for late July 2026;
●	Followed by the beta launch of a technology that powered with Large-Language Models commercial applications which are aimed to provide solutions to mass retail and commercial users;

At the same time, we are advancing commercialization across key verticals including logistics, industrial automation, and resource exploration, while continuing to build on early momentum from the launch of our first robotic product, 2F Culinary AI, for which we are on track to receive our first fulfillment order in the short term. Our approach remains grounded in human-centric design, cross-disciplinary engineering, and rapid real-world validation, ensuring that our systems are both innovative and deployable.

We are entering a pivotal phase as AI and robotics converge into embodied intelligence. By building both the physical and intelligent layers of this ecosystem, GMEX is positioning itself at the center of this transformation. Our dual business model provides near-term stability alongside long-term growth potential as we scale our AI and robotics platform.

We appreciate your continued support and look forward to updating you on our progress in the months ahead.

About GMEX Robotics

Formerly known as Fitell Corporation, GMEX Robotics is a technology company operating at the intersection of consumer health and advanced automation. Building on a foundation of fitness equipment e-commerce, the Company is expanding its mission to design and deliver AI-driven robotic solutions that prioritize genuine consumer needs.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties, including market and other conditions, and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s annual report on Form 20-F and other filings with the Securities Exchange Commission.

Media Contact:

Jacqueline Grose

CORE IR & PR

Press@GMEXRobotics.com

(212) 655-0924

www.GMEXRobotics.com

Investor Contact:

Core IR

IR@GMEXRobotics.com